LPBP Inc.
Financial Statements
April 30, 2009
(Unaudited)

Notice to Reader:

The accompanying unaudited financial statements of LPBP Inc. for the period ended April 30, 2009 have been prepared by management and approved by the Audit Committee of the Company. These statements have not been reviewed by the Company’s independent auditors.

Sincerely,

/s/ John Anderson

John Anderson
President and CEO
June 17, 2009

Statements of Financial Position
[Unaudited]

As at	April 30	October 31
[Thousands of Canadian dollars]	2009	2008
Assets
Cash	$2,871	$1,471
Prepaid expenses	-	50
Income taxes receivable	443	573
Assets held in trust with MDS Inc. [note 2]	-	107,017
Total assets	$3,314	$109,111

Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities [note 5]	$-	$61
	-	61
Shareholders’ equity [note 3]
Common shares – Class A	-	-
Common shares – Class B	273	9,763
Retained earnings	3,041	99,287
	3,314	109,050
Total liabilities and shareholders’ equity	$3,314	$109,111
The accompanying notes form an integral part of these interim consolidated financial statements.

On behalf of the Board of Directors:
/s/ Edward E. McCormack EDWARD E. MCCORMACK Chairman of the Board and Director	/s/ Mitchell J. Kostuch MITCHELL J. KOSTUCH Director

Statements of Income and Comprehensive Income
[Unaudited]

	Three months ended April 30		Six months ended April 30
[Thousands of Canadian dollars, except per share amounts]	2009	2008	2009	2008

General and administration	$(118)	$(165)	$(218)	$(258)
Loss before income taxes and interest	(118)	(165)	(218)	(258)
Interest income [note 2]	188	986	612	2,645
Income before income taxes	70	821	394	2,387
Income taxes –current	(27)	(279)	(130)	(810)
Net income and comprehensive income	$43	$542	$264	$1,577
Earnings per share, basic and diluted [note 4]	$-	$-	$-	$-

The accompanying notes form an integral part of these interim consolidated financial statements.

Statements of Retained Earnings
[Unaudited]

	Three months ended April 30		Six months ended April 30
[Thousands of Canadian dollars]	2009	2008	2009	2008

Retained earnings, beginning of period	$99,508	$96,846	$99,287	$95,811
Net income and comprehensive income	43	542	264	1,577
Dividends-Class B Non-voting shares	(96,510)	-	(96,510)	-
Retained earnings, end of period	$3,041	$97,388	$3,041	$97,388

The accompanying notes form an integral part of these interim consolidated financial statements.

Statements of Cash Flows
[Unaudited]

	Three months ended April 30		Six months ended April 30
[Thousands of Canadian dollars]	2009	2008	2009	2008
Operating activities
Net income for the period	$43	$542	$264	$1,577
Item not affecting current cash flows:
Future income tax expense	-	-	-	(8,250)
	43	542	264	(6,673)
Changes in non-cash working capital balances relating to operations:
Prepaid expenses	25	27	50	54
Accounts payable and accrued liabilities	(48)	9	(61)	(24)
Income taxes receivable	27	279	130	(41,056)
	4	315	119	(41,026)
Investing activities
Decrease (increase) in assets held in trust with MDS Inc.	107,405	(1,022)	107,017	47,447

Financing activities
Return of Share Capital-Class B Non-voting Shares [Note 3]	(9,490)	-	(9,490)	-
Dividends paid [Note 3]	(96,510)	-	(96,510)	-
	(106,000)	-	(106,000)	-
Net increase (decrease) in cash position during the period	1,452	(165)	1,400	(252)
Cash position, beginning of period	1,419	258	1,471	345
Cash position, end of period	$2,871	$93	$2,871	$93

The accompanying notes form an integral part of these interim consolidated financial statements.

Notes to Financial Statements
[unaudited]
[All amounts in thousands of Canadian dollars, except where noted]

1.	Summary of Significant Accounting Policies

These unaudited interim consolidated financial statements of LPBP Inc. (LPBP or the Company) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting policies and methods of application disclosed in the Company’s 2008 audited annual financial statements for the year ended October 31, 2008.  These interim consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended October 31, 2008 as these interim financial statements do not include all of the disclosures in the audited financial statements.

2.	Assets held in trust with MDS Inc.

Pursuant to a May 2004 plan of arrangement (the Arrangement), the Company entered into an agreement with MDS Inc. (MDS) which resulted in a reorganization of the Company's business (the Blood Products Business) and MDS's Ontario clinical laboratories services business (Labs LP).  Shareholders, other than MDS, hold 0.44% of the equity shares and 52.5% of the voting shares of the Company.  MDS, a related party, holds 99.56% of the equity shares and 47.5% of voting shares of the Company.

On October 4, 2006, MDS agreed to sell its Canadian diagnostics business in a transaction valued at $1.3 billion (the MDS Sale). MDS’s Canadian diagnostics business included its general partnership interest in the business of Labs LP. To effect this transaction, MDS Laboratory Services Inc. (MDS Labs), the general partner of Labs LP, proposed the sale by Labs LP of the business and assets associated with the labs business (the Partnership Sale). The Company was the sole limited partner of Labs LP and was entitled to receive 99.99% of the net income of Labs LP.

On February 23, 2007, the Partnership Sale was completed whereby Labs LP sold its assets for gross proceeds of approximately $756 million with a net gain of approximately $691 million.  As a result of the Partnership Sale, Labs LP was dissolved.  Due to this dissolution, certain assets owned by Labs LP, including cash of approximately $156 million were transferred in February, 2007 to be held by MDS in trust for the benefit of the Company.  During the three months ended April 30, 2009, the Company received the remaining amount of $107 million resulting in $nil being held by MDS as at April 30, 2009 (October 31, 2008 - $107 million).

Effective January 1, 2008, the Company has received interest and investment returns based on the Bank of Canada bank rate less 0.3%. The Company earned interest income of $188 and $612 for the three month and six month periods ended April 30, 2009 (2008 - $986 and $2,645, respectively).

3.	Share Capital

Authorized
Unlimited number of Class A shares, without par value; one vote per share, with limited issuance subsequent to May 2004.

Unlimited number of Class B Non-voting shares

Summary of Issued Share Capital:
(Number of shares in thousands)	Common Shares
	Number	April 30 2009	October 31 2008
Shares Issued – Class A Shares Issued – Class B	94,468 11,134,649	- 273	- 9,763
Closing balance	11,229,117	273	9,763

Dividends may be declared and paid on the Class B Non-voting shares in advance of dividends on the Class A common shares, as long as the aggregate amount per share of all dividends declared and paid on the Class A common shares, relating to any fiscal year, equals the aggregate amount per share of all dividends declared and paid on the Class B Non-voting shares relating to such fiscal year. During the three months ended April 30, 2009, the Company paid to the Class B shareholders a dividend of $96,510 and $9,490 for return of capital.

During the three months and six months ended April 30, 2009 and April 30, 2008, the Company did not issue any new shares, repurchase or cancel any issued shares.

4.	Earnings per Share

The weighted average number of shares for all periods is 11,229,117,000. The basic and diluted earnings per share for each of the three month and six month periods ended April 30, 2009 and April 30, 2008 was negligible.

5.	Related Party Transactions

MDS is a related party of the Company and the transactions with MDS and its affiliates are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The Company had the following transactions with MDS and its affiliates during the three months and six months ended April 30, 2009 and April 30, 2008:

	Three months ended April 30		Six months ended April 30
	2009	2008	2009	2008
Transactions
Interest income	$188	$986	$612	$2,645
General and administration	12	12	24	24

As of April 30, 2009 and April 30, 2008, amounts held by MDS in trust and accounts payable were as follows:

	As at April 30, 2009	As at April 30, 2008
Assets held in trust for the Company by MDS	$-	$115,470
Accounts payable and accrued liabilities to affiliates of MDS	-	36